Via Facsimile and U.S. Mail
Mail Stop 4720

June 4, 2009

Mr. John Hele
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

Re: ING Groep N.V.
      Form 20-F for Fiscal Year Ended December 31, 2008
      Filed March 19, 2009
      File No. 001-14642

Dear Mr. Hele:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments. In
our comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filings, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and financial review and prospects

US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs – fair value, exposures,
revaluations and losses, page 44

1. Please revise your disclosure for the securities in your investment portfolio that
    are guaranteed by third parties to include the credit rating with and without the
    guarantee. Also disclose any significant concentration in an individual
    guarantor, both direct exposure (i.e. investments in a guarantor) and indirect

exposure (i.e. investments guaranteed by a guarantor). Please revise applicable references to credit ratings throughout the filing to clarify whether they are with or without the third party guarantee.

Liquidity and Capital Resources

Contractual Obligations, page 82

2. Please revise your Table to include interest expense on your loans and your pension benefit liabilities for each payment period presented.

Notes to the Consolidated Financial Statements

2.1.1. Accounting Policies For The Consolidated Balance Sheet And Profit And Loss Account of ING Groep

Critical Accounting Policies

Fair Values of Financial Assets and Liabilities, page F-10

3. You disclose that market prices are obtained from independent market vendors, brokers, or market makers. Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value. The nature and form of your disclosure may vary depending on the facts and circumstances, but may include the following:

   a. The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements. Address how this is done as contracts age towards expiration;
   b. Whether, and if so, how and why, you adjusted the pricing data you obtained;
   c. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with IAS 39.

5. Loans and Advances to Customers

Loans and advances to customers by type - banking operations, page F-33

4. The schedule on page F-33 reflects total loans and advances of €604 billion and "Loan loss provisions" of €2.526 billion at December 31, 2008. On page F-34, you present a table "Changes in loan loss provisions" which contains the line item "Increase in loan loss provisions" of €1.28 billion for FY2008. On page 134 you disclose that "Loans Past Due 90 Days And Still Accruing Interest" amounted to €5.433 billion at December 31, 2008, an increase of €2.382 billion, or 78%, from the €3.051 billion for 2007. Further, on page 135, you disclose that, at December 31, 2008, you have loans totaling €7.489 billion with a "loan

loss provision" and another €4.439 billion in "Potential Problem Loans" with "appropriate provisions established" or a total of €11.925 billion in loans requiring a loss provision. In order more clearly present your analysis of loans for which you have presented a loan loss provision (i.e. loans past due, potential problem loans etc.), please revise your disclosure to:

a) Provide a table that presents loans past due 90 days and potential problem loans by the five classifications shown on page F-33 as of December 31, 2008 and 2007.

b) In this table, present the loan loss provision as of December 31, 2008 and 2007 for loans past due 90 days and potential problem loans by these five classifications.

c) For the remainder of the loan loss provision as of December 31, 2008 and 2007 not covered in b) above, show in the table the classifications to which it applies and explain in a footnote to the table the nature of the loans to which the provision applies, as applicable.

d) Present in the table the "increase in loan loss provisions" recognized in the profit and loss statement by classification for 2008 and 2007.

e) Include a discussion of this table that explains the reasons for fluctuations of the loan loss provision both in absolute dollar amount and as a percentage of loans. In addition, discuss the reasons for any inconsistent relationship between the percentage fluctuations in the loan loss provision as compared to the loans for which the provision was based.

12. Shareholders' Equity (Parent) / Non-Voting Equity Securities

Changes in revaluation reserve, page F-45

5. Tell us how the €18,876 million and €2,476 million relating to available-for-sale securities on page F-45 are reflected in the table on page F-31 showing changes in investments and on page F-89 investment income. In addition, revise to disclose why you believe that securities with unrealized losses were not required to be recognized in the profit and loss statement at December 31, 2008. Page F-107 contains the following statement regarding US Alt-A RMBS: "The substantial amount of negative pre-tax revaluation *and* impairments on this portfolio are mainly caused by the illiquid market. Revise to disclose how you determined when a loss was required to be recognized in the profit and loss statement under IFRS and to disclose the nature and amount of causes other than the illiquid market.

33. Fair Value of Financial Assets and Liabilities, page F-83

Methods applied in determining fair values of financial assets and liabilities:

Valuation technique not supported by market inputs, page F-86

6. This category increased from €4.2 billion at December 31, 2007 to €28 billion at December 31, 2008, consisting primarily of asset backed securities in the United States. You disclose the following on page F-87:

> "During 2008, the trading volumes in the relevant markets reduced significantly and these have now become inactive. The dispersion between prices for the same security from different price sources increased significantly. As a result, an amount of EUR 25 billion of asset backed securities in the United States was reclassified from Reference to published price quotations in active markets to Valuation technique not supported by market inputs in the third quarter of 2008."

Further, your disclosure of Critical Accounting Policies for Fair values of financial assets and liabilities (page F-11) states the following where markets have become inactive:

> "In such cases, management applies additional processes to select the most appropriate external price, including <u>an internally developed price validation matrix and a process to challenge the price source</u>. The valuation of these portfolios would have been significantly different had different prices been selected."

Revise your disclosure to explain how these processes work and the factors and assumptions that you used as of December 31, 2008 to arrive at fair value.

Note 46 Taxation, page F-98

7. Direct us to the disclosures required by paragraph 81 of IAS 12 or revise to provide this disclosure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant